UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 12, 2017

YATRA ONLINE, INC.

1101-03, 11th Floor, Tower-B,

Unitech Cyber Park,

Sector 39, Gurgaon, Haryana 122002,

India

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Departure of Director

Mr. Amit Bapna, who served as a member of the Board of Directors (the “Board”) of Yatra Online, Inc. (the “Company”) since November 2013, did not seek re-election at the Company’s 2017 Annual General Meeting (the “Annual General Meeting”) on December 12, 2017, upon the expiration of his term. Mr. Bapna was a non-executive Class I Director and a member of the Audit Committee of the Board. Mr. Bapna’s decision not to stand for re-election was not a result of any dispute or disagreement with the Company or the Board.

The Board has appointed Mr. Sudhir Sethi as a member of the Audit Committee of the Board to fill the vacancy created by Mr. Bapna’s decision not to seek re-election.

Submissions of Matters to a Vote of Shareholders

The Company held its Annual General Meeting of its shareholders on December 12, 2017. The resolution dealing with the ratification of the appointment of Ernst & Young Associates LLP as the Company’s independent registered public accountant for the fiscal year ending March 31, 2018, as described in detail in the Company’s proxy statement attached to the Company’s 6-K filed on November 30, 2017, was submitted to the shareholders at the above meeting and was duly approved and passed.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: December 12, 2017	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

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